No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended September 30, 2010 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: December 9, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2010

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2010 and March 31, 2010

	Yen (millions)
Assets	September 30, 2010	March 31, 2010
	unaudited	audited
Current assets:
Cash and cash equivalents	¥1,266,256	¥1,119,902
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,771 million at September 30, 2010 and ¥8,555 million at March 31, 2010 (note 6)	746,353	883,476
Finance subsidiaries-receivables, net (notes 1(c), 2, 3 and 6)	1,109,265	1,100,158
Inventories (notes 4 and 6)	879,662	935,629
Deferred income taxes	177,415	176,604
Other current assets (notes 5 and 10)	384,773	397,955

Total current assets	4,563,724	4,613,724

Finance subsidiaries-receivables, net (notes 1(c), 2, 3 and 6)	2,310,501	2,361,335

Investments and advances:
Investments in and advances to affiliates	487,240	457,834
Other, including marketable equity securities (note 5)	174,876	184,847

Total investments and advances	662,116	642,681

Property on operating leases:
Vehicles	1,575,203	1,651,672
Less accumulated depreciation	300,632	343,525

Net property on operating leases	1,274,571	1,308,147

Property, plant and equipment, at cost (note 6):
Land	483,058	489,769
Buildings	1,475,344	1,509,821
Machinery and equipment	3,150,156	3,257,455
Construction in progress	148,483	143,862

	5,257,041	5,400,907
Less accumulated depreciation and amortization	3,301,247	3,314,244

Net property, plant and equipment	1,955,794	2,086,663

Other assets (note 10)	597,872	616,565

Total assets	¥11,364,578	¥11,629,115

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2010 and March 31, 2010

	Yen (millions)
Liabilities and Equity	September 30, 2010	March 31, 2010
	unaudited	audited
Current liabilities:
Short-term debt (notes 1(c) and 3)	¥1,029,894	¥1,066,344
Current portion of long-term debt (notes 1(c) and 3)	873,063	722,296
Trade payables:
Notes	22,008	24,704
Accounts	726,881	802,464
Accrued expenses (note 11)	495,589	542,521
Income taxes payable	41,592	23,947
Other current liabilities (note 10)	203,834	236,854

Total current liabilities	3,392,861	3,419,130

Long-term debt, excluding current portion (notes 1(c) and 3)	2,164,359	2,313,035
Other liabilities (notes 7 and 11)	1,304,649	1,440,520

Total liabilities	6,861,869	7,172,685

Equity:
Honda Motor Co., Ltd. shareholders' equity (note 8):
Common stock, authorized 7,086,000,000 shares at September 30, 2010 and at March 31, 2010; issued 1,811,428,430 shares at September 30, 2010 and issued 1,834,828,430 shared at March 31, 2010	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,143	45,463
Retained earnings (notes 1(c) and 12(a))	5,589,715	5,304,473
Accumulated other comprehensive income (loss), net (notes 5 and 10)	(1,489,980)	(1,208,162)
Treasury stock, at cost 9,122,722 shares at September 30, 2010 and 20,225,694 shares at March 31, 2010	(26,098)	(71,730)

Total Honda Motor Co., Ltd. shareholders’ equity	4,378,376	4,328,640

Noncontrolling interests (note 8)	124,333	127,790

Total equity (note 8)	4,502,709	4,456,430

Commitments and contingent liabilities (note 11)
Total liabilities and equity	¥11,364,578	¥11,629,115

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2009 and 2010

	Yen (millions)
	September 30, 2009	September 30, 2010
	unaudited	unaudited
Net sales and other operating revenue	¥4,058,867	¥4,613,374

Operating costs and expenses:
Cost of sales	3,110,373	3,331,761
Selling, general and administrative	644,694	644,042
Research and development	213,093	239,655

	3,968,160	4,215,458

Operating income	90,707	397,916

Other income (expenses):
Interest income	8,772	10,767
Interest expense	(7,124)	(4,247)
Other, net (notes 5 and 10)	(20,757)	17,917

	(19,109)	24,437

Income before income taxes and equity in income of affiliates	71,598	422,353

Income tax expense (note 7):
Current	36,674	20,936
Deferred	6,983	49,704

	43,657	70,640

Income before equity in income of affiliates	27,941	351,713

Equity in income of affiliates	36,592	71,299
Net income	64,533	423,012

Less: Net income attributable to noncontrolling interests	2,936	14,596

Net income attributable to Honda Motor Co., Ltd.	¥61,597	¥408,416

	Yen
	September 30, 2009	September 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 14(b)):	¥33.95	¥225.66

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2009 and 2010

	Yen (millions)
	September 30, 2009	September 30, 2010
	unaudited	unaudited
Net sales and other operating revenue	¥2,056,655	¥2,251,911

Operating costs and expenses:
Cost of sales	1,556,549	1,647,625
Selling, general and administrative	323,062	319,433
Research and development	111,501	121,380

	1,991,112	2,088,438

Operating income	65,543	163,473

Other income (expenses):
Interest income	3,944	5,707
Interest expense	(3,313)	(2,073)
Other, net (notes 5 and 10)	(34)	(903)

	597	2,731

Income before income taxes and equity in income of affiliates	66,140	166,204

Income tax expense:
Current	23,496	8,436
Deferred	9,662	50,793

	33,158	59,229

Income before equity in income of affiliates	32,982	106,975

Equity in income of affiliates	22,349	35,608
Net income	55,331	142,583

Less: Net income attributable to noncontrolling interests	1,294	6,654

Net income attributable to Honda Motor Co., Ltd.	¥54,037	¥135,929

	Yen
	September 30, 2009	September 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 14(b)):	¥29.78	¥75.24

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2009 and 2010

	Yen (millions)
	September 30, 2009	September 30, 2010
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥64,533	¥423,012
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	200,493	177,936
Depreciation of property on operating leases	116,537	107,757
Deferred income taxes	6,983	49,704
Equity in income of affiliates	(36,592)	(71,299)
Dividends from affiliates	71,806	34,222
Provision for credit and lease residual losses on finance subsidiaries-receivables	25,355	7,046
Impairment loss on investments in securities	286	652
Impairment loss on long-lived assets and goodwill excluding property on operating leases	—	419
Impairment loss on property on operating leases	2,855	—
Loss (gain) on derivative instruments, net	(37,391)	(29,135)
Decrease (increase) in assets:
Trade accounts and notes receivable	155,332	82,815
Inventories	350,426	361
Other current assets	107,541	13,696
Other assets	24,441	6,183
Increase (decrease) in liabilities:
Trade accounts and notes payable	22,695	(21,727)
Accrued expenses	(36,767)	10,932
Income taxes payable	(15,441)	19,448
Other current liabilities	17,378	(9,490)
Other liabilities	(33,343)	(80,706)
Other, net	(32,128)	(38,937)

Net cash provided by operating activities	974,999	682,889

Cash flows from investing activities:
Increase in investments and advances	(17,559)	(6,029)
Decrease in investments and advances	10,224	8,125
Payments for purchases of available-for-sale securities	(2,624)	(122)
Proceeds from sales of available-for-sale securities	1,609	2,286
Payments for purchases of held-to-maturity securities	—	(26,034)
Proceeds from redemptions of held-to-maturity securities	—	17,910
Capital expenditures	(205,132)	(136,011)
Proceeds from sales of property, plant and equipment	8,552	11,927
Acquisitions of finance subsidiaries-receivables	(697,795)	(1,123,389)
Collections of finance subsidiaries-receivables	795,003	1,067,273
Sales (purchases) of finance subsidiaries-receivables, net	(31,345)	—
Purchases of operating lease assets	(276,142)	(409,872)
Proceeds from sales of operating lease assets	72,334	208,803

Net cash used in investing activities	(342,875)	(385,133)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(748,274)	53,231
Proceeds from long-term debt	881,529	342,480
Repayments of long-term debt	(457,951)	(378,186)
Dividends paid (note 12(a))	(29,033)	(43,508)
Dividends paid to noncontrolling interests	(13,078)	(13,264)
Sales (purchases) of treasury stock, net	(8)	(34,786)

Net cash used in financing activities	(366,815)	(74,033)
Effect of exchange rate changes on cash and cash equivalents	(9,914)	(77,369)

Net change in cash and cash equivalents	255,395	146,354
Cash and cash equivalents at beginning of the period	690,369	1,119,902

Cash and cash equivalents at end of the period	¥945,764	¥1,266,256

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S.GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2010 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2010. Consolidated financial statements for the year ended March 31, 2010 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months and six months ended September 30, 2010 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the three months ended June 30, 2010 by ¥1,432 million, net of tax effect.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2010. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	September 30, 2010	March 31, 2010
Finance subsidiaries-receivables
Allowance for credit losses	¥27,377	¥34,927
Allowance for losses on lease residual values	7,115	9,253

(3) Variable Interest Entities

Honda considers its involvement with a variable interest entity (VIE) under the FASB Accounting Standards Codification (ASC) 810 “Consolidation”. This standard prescribes that the reporting entity shall consolidate a VIE as its primary beneficiary when it deemed to have a controlling financial interest in a VIE, meeting both of the following characteristics:

(a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

(b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

For the purpose of accelerating the receipt of cash related to its finance receivables, the finance subsidiaries of the Company periodically securitize and sell pools of these receivables, and newly establish the trust to issue asset-backed securities for each securitization. The finance subsidiaries of the Company deemed to have the power to direct the activities of these trusts that most significantly impact the trusts’ economic performance, as they retain servicing rights in all securitizations, and manage delinquencies and defaults of the underlying receivables. Furthermore, the finance subsidiaries of the Company deemed to have the obligation to absorb losses of these trusts that could potentially be significant to these trusts, as they would absorb the majority of the expected losses of these trusts by retaining certain subordinated interests of these trusts. Therefore, the Company has consolidated these trusts, as it deemed to have controlling financial interests in these trusts.

The assets of consolidated VIEs totaled ¥480,160 million and ¥358,271 million as of September 30, 2010 and March 31, 2010, respectively. The majority of the assets were included in short-term and long-term finance subsidiaries-receivables on the consolidated balance sheets. The liabilities of consolidated VIEs totaled ¥445,577 million and ¥348,941 million as of September 30, 2010 and March 31, 2010, respectively, of which the majority were included in short-term and long-term debt on the consolidated balance sheets. The restricted cash as collateral for the payment of the related secured debt obligation was included in investments and advances - other, and amounted to ¥7,778 million and ¥5,653 million as of September 30, 2010 and March 31, 2010, respectively in the consolidated balance sheets.

The creditors of these trusts do not have recourse to the finance subsidiaries’ general credit with the exception of representations and warranties customary in the industry provided by the finance subsidiaries to these trusts.

There is no VIE in which Honda holds a significant variable interest but is not the primary beneficiary as of September 30, 2010 and March 31, 2010.

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Information about the impact of the adoption of these standards is described in Note 1 (c).

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at September 30, 2010 and March 31, 2010 are summarized as follows:

	Yen (millions)
	September 30, 2010	March 31, 2010
Finished goods	¥509,994	¥559,569
Work in process	37,535	35,558
Raw materials	332,133	340,502

	¥879,662	¥935,629

(5) Investments and Advances-Other

Investments and advances at September 30, 2010 and March 31, 2010 consist of the following:

	Yen (millions)
	September 30, 2010	March 31, 2010
Current
Corporate debt securities	¥200	¥31
U.S. government and agency debt securities	838	1,861
Advances	1,280	1,350
Other	—	472

	¥2,318	¥3,714

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments and advances due within one year are included in other current assets.

	Yen (millions)
	September 30, 2010	March 31, 2010
Noncurrent
Auction rate securities (non-marketable)	¥7,397	¥10,041
Marketable equity securities	83,195	94,560
Government bonds	1,999	1,999
U.S. government and agency debt securities	21,058	14,875
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	2,000	2,000
Other	9,786	9,888
Guaranty deposits	24,399	25,452
Advances	1,247	1,517
Other	23,795	24,515

	¥174,876	¥184,847

Certain information with respect to marketable securities at September 30, 2010 and March 31, 2010 is summarized below:

	Yen (millions)
	September 30, 2010	March 31, 2010
Available-for-sale
Cost	¥37,737	¥39,823
Fair value	83,195	94,560
Gross unrealized gains	47,483	55,242
Gross unrealized losses	2,025	505

Held-to-maturity
Amortized cost	¥24,095	¥18,766
Fair value	24,214	18,862
Gross unrealized gains	119	98
Gross unrealized losses	—	2

Maturities of debt securities classified as held-to-maturity at September 30, 2010 are as follows:

Yen (millions)
Due within one year	¥1,038
Due after one year through five years	23,057
Due after five years through ten years	—

Total	¥24,095

The amounts of realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the six months ended September 30, 2009 and 2010 were ¥3 million net losses and ¥96 million net losses, respectively.

There was no amount of realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended September 30, 2009.

The amount of realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended September 30, 2010 was ¥96 million net losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on marketable securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at September 30, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	September 30, 2010		March 31, 2010
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale
Less than 12 months	¥9,445	¥(1,370)	¥1,169	¥(49)
12 months or longer	956	(655)	897	(456)

	¥10,401	¥(2,025)	¥2,066	¥(505)

Held-to-maturity
Less than 12 months	¥—	¥—	¥1,859	¥(2)
12 months or longer	—	—	—	—

	¥—	¥—	¥1,859	¥(2)

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, which is based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

(6) Pledged Assets

Pledged assets at September 30, 2010 and March 31, 2010 are as follows:

	Yen (millions)
	September 30, 2010	March 31, 2010
Trade accounts and notes receivable	¥9,741	¥8,655
Inventories	2,098	3,777
Property, plant and equipment	18,154	20,492
Finance subsidiaries-receivables	472,382	352,618

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet prior to the year ended March 31, 2010 were consolidated by the Company. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements. Information about the impact of the adoption of these standards is described in Note 1 (c).

(7) Income taxes

The Company has decreased a portion of unrecognized tax benefits related to transfer pricing matters of overseas transactions between the Company and foreign affiliates for the three months ended June 30, 2010. Due primarily to this accounting treatment, the effective tax rate of Honda for the six months ended September 30, 2010 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2011.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Equity

The changes in equity for the six months and three months ended September 30, 2009 and 2010 are as follows:

For the six months ended September 30, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥4,007,288	¥123,056	¥4,130,344

Dividends paid to Honda Motor Co., Ltd. shareholders	(29,033)	—	(29,033)
Dividends paid to noncontrolling interests	—	(13,078)	(13,078)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	61,597	2,936	64,533
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(25,733)	2,956	(22,777)
Unrealized gains (losses) on available-for-sale securities, net	14,086	99	14,185
Unrealized gains (losses) on derivative instruments, net	178	—	178
Pension and other postretirement benefits adjustments	2,306	86	2,392

Total comprehensive income (loss)	52,434	6,077	58,511

Purchase of treasury stock	(10)	—	(10)
Reissuance of treasury stock	2	—	2

Balance at September 30, 2009	¥4,030,681	¥116,055	¥4,146,736

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥4,328,640	¥127,790	¥4,456,430
Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax (note 1(c))	1,432	—	1,432

Adjusted balance at March 31, 2010	¥4,330,072	¥127,790	¥4,457,862

Dividends paid to Honda Motor Co., Ltd. shareholders	(43,508)	—	(43,508)
Dividends paid to noncontrolling interests	—	(13,264)	(13,264)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	408,416	14,596	423,012
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(280,569)	(5,005)	(285,574)
Unrealized gains (losses) on available-for-sale securities, net	(5,816)	(23)	(5,839)
Unrealized gains (losses) on derivative instruments, net	379	—	379
Pension and other postretirement benefits adjustments	4,188	75	4,263

Total comprehensive income (loss)	126,598	9,643	136,241

Purchase of treasury stock	(34,787)	—	(34,787)
Reissuance of treasury stock	1	—	1

Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

During the six months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥ 80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2009

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at June 30, 2009	¥4,060,782	¥120,941	¥4,181,723

Dividends paid to Honda Motor Co., Ltd. shareholders	(14,517)	—	(14,517)
Dividends paid to noncontrolling interests	—	(4,712)	(4,712)
Capital transactions and others	—	—	—

Comprehensive income (loss):
Net income	54,037	1,294	55,331
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(72,212)	(1,582)	(73,794)
Unrealized gains (losses) on available-for-sale securities, net	392	71	463
Unrealized gains (losses) on derivative instruments, net	178	—	178
Pension and other postretirement benefits adjustments	2,024	43	2,067

Total comprehensive income (loss)	(15,581)	(174)	(15,755)

Purchase of treasury stock	(4)	—	(4)
Reissuance of treasury stock	1	—	1

Balance at September 30, 2009	¥4,030,681	¥116,055	¥4,146,736

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2010

	Yen (millions)
	Honda Motor Co., Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at June 30, 2010	¥4,412,888	¥125,648	¥4,538,536

Dividends paid to Honda Motor Co., Ltd. shareholders	(21,733)	—	(21,733)
Dividends paid to noncontrolling interests	—	(5,560)	(5,560)
Capital transactions and others	—	164	164

Comprehensive income (loss):
Net income	135,929	6,654	142,583
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(125,701)	(2,616)	(128,317)
Unrealized gains (losses) on available-for-sale securities, net	153	5	158
Unrealized gains (losses) on derivative instruments, net	(187)	—	(187)
Pension and other postretirement benefits adjustments	2,004	38	2,042

Total comprehensive income (loss)	12,198	4,081	16,279

Purchase of treasury stock	(24,978)	—	(24,978)
Reissuance of treasury stock	1	—	1

Balance at September 30, 2010	¥4,378,376	¥124,333	¥4,502,709

During the three months ended September 30, 2010, the Company retired 23,400 thousand shares of its treasury stock at a cost of ¥80,417 million by offsetting with unappropriated retained earnings of ¥80,417 million based on the resolution of the board of directors. It had no effect on the total Honda Motor Co., Ltd. shareholders’ equity.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Fair Value Measurement

Honda applies the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

This standard establishes a three-level hierarchy to be used when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and March 31, 2010.

	Yen (millions)
As of September 30, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥—	¥—	¥—	¥—
Derivative instruments
Foreign exchange instruments (note 10)	—	94,737	—	94,737	—	—
Interest rate instruments (note 10)	—	43,148	521	43,669	—	—

Total derivative instruments	—	137,885	521	138,406	(41,504)	96,902

Available-for-sale securities
Marketable equity securities	83,195	—	—	83,195	—	83,195
Auction rate securities	—	—	7,397	7,397	—	7,397

Total available-for-sale securities	83,195	—	7,397	90,592	—	90,592

Total	¥83,195	¥137,885	¥7,918	¥228,998	¥(41,504)	¥187,494

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(13,221)	¥—	¥(13,221)	¥—	¥—
Interest rate instruments (note 10)	—	(52,265)	(523)	(52,788)	—	—

Total derivative instruments	—	(65,486)	(523)	(66,009)	41,504	(24,505)

Total	¥—	¥(65,486)	¥(523)	¥(66,009)	¥41,504	¥(24,505)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
As of March 31, 2010	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Retained interests in securitizations	¥—	¥—	¥27,555	¥27,555	¥—	¥27,555
Derivative instruments
Foreign exchange instruments (note 10)	—	70,905	—	70,905	—	—
Interest rate instruments (note 10)	—	35,352	1,025	36,377	—	—

Total derivative instruments	—	106,257	1,025	107,282	(44,417)	62,865

Available-for-sale securities
Marketable equity securities	94,560	—	—	94,560	—	94,560
Auction rate securities	—	—	10,041	10,041	—	10,041

Total available-for-sale securities	94,560	—	10,041	104,601	—	104,601

Total	¥94,560	¥106,257	¥38,621	¥239,438	¥(44,417)	¥195,021

Liabilities:
Derivative instruments
Foreign exchange instruments (note 10)	¥—	¥(23,432)	¥—	¥(23,432)	¥—	¥—
Interest rate instruments (note 10)	—	(61,087)	—	(61,087)	—	—

Total derivative instruments	—	(84,519)	—	(84,519)	44,417	(40,102)

Total	¥—	¥(84,519)	¥—	¥(84,519)	¥44,417	¥(40,102)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The following tables present reconciliations for the six months ended September 30, 2009 and 2010 and for the three months ended September 30, 2009 and 2010 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2009

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥45,648	¥2,294	¥9,906	¥57,848
Total realized/unrealized gains or losses
Included in earnings	6,600	746	—	7,346
Included in other comprehensive income (loss)	—	—	(859)	(859)
Purchases, issuances, and settlements, net	(17,091)	(1,300)	(167)	(18,558)
Foreign currency translation	(2,281)	(126)	(737)	(3,144)

Balance at end of the period	¥32,876	¥1,614	¥8,143	¥42,633

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥4,617	¥399	¥—	¥5,016
Included in other comprehensive income (loss)	—	—	(859)	(859)
For the six months ended September 30, 2010

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the year	¥27,555	¥1,025	¥10,041	¥38,621
Adjustment resulting from the adoption of new accounting standards on variable interest entities (note 1(c))	(27,555)	(1,027)	—	(28,582)
Total realized/unrealized gains or losses
Included in earnings	—	1	(96)	(95)
Included in other comprehensive income (loss)	—	—	282	282
Purchases, issuances, and settlements, net	—	—	(1,876)	(1,876)
Foreign currency translation	—	(1)	(954)	(955)

Balance at end of the period	¥—	¥(2)	¥7,397	¥7,395

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥—	¥—	¥—
Included in other comprehensive income (loss)	—	—	—	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2009

	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the period	¥36,962	¥1,801	¥8,744	¥47,507
Total realized/unrealized gains or losses
Included in earnings	2,337	546	—	2,883
Included in other comprehensive income (loss)	—	—	—	—
Purchases, issuances, and settlements, net	(4,385)	(640)	(75)	(5,100)
Foreign currency translation	(2,038)	(93)	(526)	(2,657)

Balance at end of the period	¥32,876	¥1,614	¥8,143	¥42,633

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥1,851	¥539	¥—	¥2,390
Included in other comprehensive income (loss)	—	—	—	—
For the three months ended September 30, 2010
	Yen (millions)
	Retained interests in securitizations	Interest rate instruments (note 10)	Auction rate securities	Total
Balance at beginning of the period	¥—	¥(3)	¥9,531	¥9,528
Total realized/unrealized gains or losses
Included in earnings	—	1	(96)	(95)
Included in other comprehensive income (loss)	—	—	282	282
Purchases, issuances, and settlements, net	—	—	(1,858)	(1,858)
Foreign currency translation	—	—	(462)	(462)

Balance at end of the period	¥—	¥(2)	¥7,397	¥7,395

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—	¥1	¥—	¥1
Included in other comprehensive income (loss)	—	—	—	—

Total realized/unrealized gains or losses related to retained interests in securitizations, including those held at the reporting date, are included in net sales and other operating revenue in the consolidated statements of income.

Total realized/unrealized gains or losses related to interest rate instruments, including those held at the reporting date, are included in other income (expenses) – other, net, in the consolidated statements of income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies the assets and liabilities measured at fair value on a recurring basis are as follows:

Retained interests in securitizations

The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved. In order to estimate cash flows, Honda utilizes various significant assumptions including market observable inputs such as forward interest rates, as well as internally developed inputs, such as prepayment speeds, delinquency levels and credit losses. Fair value measurement for retained interests in securitization is classified as Level 3.

Foreign exchange and interest rate instruments (see note 10)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurement for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurement for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The fair values of a limited number of interest rate swap agreements related to certain off –balance sheet securitizations are estimated using significant assumptions including market observable inputs, as well as internally developed prepayment assumptions as an input into the model, in order to forecast future notional amounts on these structured derivative contracts. Accordingly, fair value measurement for these derivative contracts is classified as Level 3.

The credit risk of Honda and its counterparties are considered on the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities (ARS) holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. The ARS market had been illiquid as of September 30 and March 31, 2010, and no readily observable prices exist, Honda measured the fair value of the ARS based on the discounted future cash flows. In order to assess various kinds of risks, such as liquidity risk, Honda used third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda does not have significant financial assets and financial liabilities measured at fair value on a nonrecurring basis as of and for the six months ended September 30, 2010 and the year ended March 31, 2010.

Honda also adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” which is now codified in the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” for nonfinancial assets and nonfinancial liabilities, recognized or disclosed at fair value in the financial statements on a nonrecurring basis effective April 1, 2009. Honda does not have significant nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis as of and for the six months ended September 30, 2010 and the year ended March 31, 2010.

Honda has not elected the fair value option for the six months ended September 30, 2010 and the year ended March 31, 2010.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at September 30, 2010 and March 31, 2010 are as follows (see note 10):

	Yen (millions)
	September 30, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables *	¥3,562,878	¥3,636,004	¥3,569,760	¥3,638,964
Available-for-sale securities	90,592	90,592	104,601	104,601
Held-to-maturity securities	24,095	24,214	18,766	18,862
Debt	(4,067,316)	(4,166,476)	(4,101,675)	(4,191,389)
Derivative instruments
Asset position	¥96,902	¥96,902	¥62,865	¥62,865
Liability position	(24,505)	(24,505)	(40,102)	(40,102)

Net	¥72,397	¥72,397	¥22,763	¥22,763

*	The carrying amounts of finance subsidiaries-receivables at September 30, 2010 and March 31, 2010 in the table exclude ¥335,601 million and ¥411,228 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at September 30, 2010 and March 31, 2010 in the table also include ¥478,713 million and ¥519,495 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value.

Held-to-maturity securities

The fair value of held-to-maturity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

(10) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. (see note 9) Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at September 30, 2010 and March 31, 2010 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	September 30, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥14,233	¥26,542

Foreign exchange instruments	¥14,233	¥26,542

Derivatives not designated as hedging instruments:

	Yen (millions)
	September 30, 2010	March 31, 2010
Foreign currency forward exchange contracts	¥579,676	¥552,585
Foreign currency option contracts	99,079	92,965
Currency swap agreements	613,107	718,964

Foreign exchange instruments	¥1,291,862	¥1,364,514

Interest rate swap agreements	¥3,797,720	¥3,806,091

Interest rate instruments	¥3,797,720	¥3,806,091

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at September 30, 2010 and March 31, 2010 was ¥55 million income and ¥324 million loss, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2010 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed as hedge ineffectiveness.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of derivative instruments at September 30, 2010 and March 31, 2010 are as follows.

As of September 30, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥257	¥—	¥257	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥94,480	¥(13,221)	¥46,286	¥39,564	¥(4,591)
Interest rate instruments	43,669	(52,788)	(2,467)	13,262	(19,914)

Total	¥138,149	¥(66,009)	¥43,819	¥52,826	¥(24,505)

Netting adjustment	(41,504)	41,504

Net amount	¥96,645	¥(24,505)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of March 31, 2010

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥33	¥(646)	¥33	¥—	¥(646)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥70,872	¥(22,786)	¥29,105	¥29,608	¥(10,627)
Interest rate instruments	36,377	(61,087)	594	3,525	(28,829)

Total	¥107,249	¥(83,873)	¥29,699	¥33,133	¥(39,456)

Netting adjustment	(44,417)	44,417

Net amount	¥62,832	¥(39,456)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the six months and three months ended September 30, 2009 and 2010 are as follows:

For the six months ended September 30, 2009

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥786	Other income (expenses) - Other, net	¥489	Other income (expenses) - Other, net	¥160

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥86,256
Interest rate instruments	Other income (expenses) - Other, net	(20,565)

Total		¥65,691

For the six months ended September 30, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥1,124	Other income (expenses) - Other, net	¥490	Other income (expenses) - Other, net	¥262

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥79,190
Interest rate instruments	Other income (expenses) - Other, net	(8,171)

Total		¥71,019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2009

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥786	Other income (expenses) - Other, net	¥489	Other income (expenses) - Other, net	¥160

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥62,363
Interest rate instruments	Other income (expenses) - Other, net	(8,975)

Total		¥53,388

For the three months ended September 30, 2010

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥92	Other income (expenses) - Other, net	¥404	Other income (expenses) - Other, net	¥165

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥64,373
Interest rate instruments	Other income (expenses) - Other, net	(7,573)

Total		¥56,800

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At September 30, 2010 and March 31, 2010, Honda has guaranteed ¥31,245 million and ¥31,772 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥31,245 million and ¥31,772 million, respectively, at September 30, 2010 and March 31, 2010. At September 30, 2010, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the six months ended September 30, 2010 and the year ended March 31, 2010 are as follows:

	Yen (millions)
	September 30, 2010	March 31, 2010
Balance at beginning of the period	¥226,038	¥233,979
Warranty claims paid during the period	(44,374)	(86,886)
Liabilities accrued for warranties issued during the period	41,435	79,520
Changes in liabilities for pre-existing warranties during the period	(2,694)	(3,571)
Foreign currency translation	(11,274)	2,996

Balance at end of the period	¥209,131	¥226,038

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 44 purported class actions in the United States. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 44 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the six months ended September 30, 2010

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,775
Dividend per share of common stock (yen)	12.00
Record date	March 31, 2010
Effective date	June 25, 2010
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 30, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,733
Dividend per share of common stock (yen)	12.00
Record date	June 30, 2010
Effective date	August 26, 2010
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2010, effective after the period

Resolution	The board of directors meeting on October 29, 2010
Type of shares	Common stock
Total amount of dividends (million yen)	21,627
Dividend per share of common stock (yen)	12.00
Record date	September 30, 2010
Effective date	November 25, 2010
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

For the three months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥275,312	¥1,560,501	¥155,044	¥65,798	¥2,056,655	¥—	¥2,056,655
Intersegment	—	—	3,091	7,223	10,314	(10,314)	—

Total	¥275,312	¥1,560,501	¥158,135	¥73,021	¥2,066,969	¥(10,314)	¥2,056,655

Segment income (loss)	¥9,319	¥13,708	¥47,182	¥(4,666)	¥65,543	¥—	¥65,543

For the three months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥312,842	¥1,721,869	¥141,417	¥75,783	¥2,251,911	¥—	¥2,251,911
Intersegment	—	1,647	2,824	5,971	10,442	(10,442)	—

Total	¥312,842	¥1,723,516	¥144,241	¥81,754	¥2,262,353	¥(10,442)	¥2,251,911

Segment income (loss)	¥30,011	¥86,390	¥47,427	¥(355)	¥163,473	¥—	¥163,473

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥531,678	¥3,083,930	¥310,947	¥132,312	¥4,058,867	¥—	¥4,058,867
Intersegment	—	—	6,458	13,937	20,395	(20,395)	—

Total	¥531,678	¥3,083,930	¥317,405	¥146,249	¥4,079,262	¥(20,395)	¥4,058,867

Segment income (loss)	¥14,962	¥(7,668)	¥94,028	¥(10,615)	¥90,707	¥—	¥90,707

Assets	¥976,764	¥4,901,706	¥5,403,975	¥282,779	¥11,565,224	¥(307,202)	¥11,258,022
Depreciation and amortization	¥23,668	¥168,454	¥118,189	¥6,719	¥317,030	¥—	¥317,030
Capital expenditures	¥22,024	¥131,848	¥277,365	¥17,632	¥448,869	¥—	¥448,869

As of and for the six months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥633,086	¥3,534,902	¥290,904	¥154,482	¥4,613,374	¥—	¥4,613,374
Intersegment	—	3,048	5,905	13,052	22,005	(22,005)	—

Total	¥633,086	¥3,537,950	¥296,809	¥167,534	¥4,635,379	¥(22,005)	¥4,613,374

Segment income (loss)	¥61,328	¥235,327	¥102,069	¥(808)	¥397,916	¥—	¥397,916

Assets	¥932,583	¥4,791,810	¥5,480,387	¥285,307	¥11,490,087	¥(125,509)	¥11,364,578
Depreciation and amortization	¥20,711	¥151,118	¥108,580	¥5,284	¥285,693	¥—	¥285,693
Capital expenditures	¥13,888	¥121,652	¥410,929	¥3,296	¥549,765	¥—	¥549,765

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥308,177 million as of September 30, 2009 and ¥445,331 million as of September 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥116,537 million for the six months ended September 30, 2009 and ¥107,757 million for the six months ended September 30, 2010, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial Services Business includes ¥276,142 million for the six months ended September 30, 2009 and ¥409,872 million for the six months ended September 30, 2010 respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

For the three months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥448,368	¥865,031	¥201,158	¥318,562	¥223,536	¥2,056,655	¥—	¥2,056,655
Transfers between geographic areas	355,975	34,409	15,787	52,286	5,150	463,607	(463,607)	—

Total	¥804,343	¥899,440	¥216,945	¥370,848	¥228,686	¥2,520,262	¥(463,607)	¥2,056,655

Operating income (loss)	¥(25,710)	¥47,694	¥1,873	¥27,556	¥9,948	¥61,361	¥4,182	¥65,543

For the three months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥513,849	¥967,299	¥142,953	¥393,510	¥234,300	¥2,251,911	¥—	¥2,251,911
Transfers between geographic areas	419,722	54,327	18,410	59,486	8,260	560,205	(560,205)	—

Total	¥933,571	¥1,021,626	¥161,363	¥452,996	¥242,560	¥2,812,116	¥(560,205)	¥2,251,911

Operating income (loss)	¥20,299	¥75,879	¥(3,073)	¥38,315	¥20,447	¥151,867	¥11,606	¥163,473

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the six months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥853,838	¥1,800,922	¥409,087	¥602,228	¥392,792	¥4,058,867	¥—	¥4,058,867
Transfers between geographic areas	687,069	74,310	26,051	90,017	11,336	888,783	(888,783)	—

Total	¥1,540,907	¥1,875,232	¥435,138	¥692,245	¥404,128	¥4,947,650	¥(888,783)	¥4,058,867

Operating income (loss)	¥(30,382)	¥54,877	¥3,630	¥47,907	¥9,469	¥85,501	¥5,206	¥90,707

Assets	¥2,947,913	¥6,069,575	¥635,443	¥962,156	¥554,753	¥11,169,840	¥88,182	¥11,258,022
Long-lived assets	¥1,146,720	¥1,825,284	¥110,725	¥245,732	¥154,648	¥3,483,109	¥—	¥3,483,109

As of and for the six months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥983,208	¥2,052,733	¥314,904	¥802,210	¥460,319	¥4,613,374	¥—	¥4,613,374
Transfers between geographic areas	876,458	106,735	36,295	121,024	18,567	1,159,079	(1,159,079)	—

Total	¥1,859,666	¥2,159,468	¥351,199	¥923,234	¥478,886	¥5,772,453	¥(1,159,079)	¥4,613,374

Operating income (loss)	¥73,566	¥186,666	¥998	¥82,750	¥40,699	¥384,679	¥13,237	¥397,916

Assets	¥2,872,553	¥6,117,034	¥499,461	¥1,027,801	¥632,101	¥11,148,950	¥215,628	¥11,364,578
Long-lived assets	¥1,076,891	¥1,767,828	¥98,998	¥222,256	¥147,475	¥3,313,448	¥—	¥3,313,448

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥308,177 million as of September 30, 2009 and ¥445,331 million as of September 30, 2010 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(14) Per Share Data

(a)	Honda Motor Co., Ltd. shareholders’ equity per share

	Yen
	September 30, 2010	March 31, 2010

Honda Motor Co., Ltd. shareholders’ equity per share	¥2,429.32	¥2,385.45

(b)	Net income attributable to Honda Motor Co., Ltd. per common share

Net income attributable to Honda Motor Co., Ltd. per common share for the six months and three months ended September 30, 2009 and 2010 are as follows:

For the six months ended September 30, 2009 and 2010

	Yen
	September 30, 2009	September 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥33.95	¥225.66

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	September 30, 2009	September 30, 2010
Net income attributable to Honda Motor Co., Ltd.	¥61,597	¥408,416
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥61,597	¥408,416
Weighted average number of common shares	1,814,607,190 shares	1,809,838,197 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2009 and 2010

	Yen
	September 30, 2009	September 30, 2010
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥29.78	¥75.24

* Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

* The bases of computation of basic net income attributable to Honda Motor Co., Ltd. per common share are as follows:

	Yen (millions)
	September 30, 2009	September 30, 2010
Net income attributable to Honda Motor Co., Ltd.	¥54,037	¥135,929
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥54,037	¥135,929
Weighted average number of common shares	1,814,606,417 shares	1,806,703,862 shares